UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Methanex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59151K108

(CUSIP Number)

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

01 October 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59151K108	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Investment Management Limited No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,827,152

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 12,827,152

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,827,152
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.12
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 59151K108	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&G Global Dividend Fund No I.R.S. Identification Number
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom, England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,208,297
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.83
14.	TYPE OF REPORTING PERSON (see instructions) IV

CUSIP No. 59151K108	13D	Page 4 of 8 Pages

This Amendment No. 5 amends and supplements the Schedule 13D filed on behalf of the Reporting Persons identified below on June 28, 2018. The amendment is being filed pursuant to Rule 13d-2(a) under the Exchange Act solely to report a greater than one percent change in beneficial ownership from that previously reported.

Item 1. Security and Issuer.

This statement relates to the shares of common stock of Methanex Corp, a British Columbia corporation (the “Issuer”). The address of the principal executive offices is:

1800 Waterfront Centre, 200 Burrard Street, Vancouver, BC, V6C 3M1, Canada

Item 2. Identity and Background.

(a)

This Schedule 13D is being filed by M&G Investment Management Limited, a company incorporated under the laws of England and Wales and M&G Global Dividend Fund, an Open-Ended Investment Company, with variable capital, incorporated under the laws of England and Wales (“Dividend Fund”, and together with M&G Investment Management, the “Reporting Persons”).

(b)	The address of the principal office of M&G Investment Management Limited and the Dividend Fund is Governor’s House, Laurence Pountney Hill, London, EC4R 0HH.
(c)	The principal business of M&G Investment Management Limited and the Dividend Fund is investing in securities.
(d)	None of the reporting persons have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations of similar misdemeanours).
(e)

None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the investment capital of M&G Investment Management Limited.

Item 4. Purpose of Transaction.

The Reporting Persons have been supportive shareholders since 2007 but have become repeatedly frustrated with the market valuation of the Issuer, which the Reporting Persons believe does not reflect the Issuer’s intrinsic value.

The Reporting Persons are supportive of the current progressive dividend policy of the Issuer, but given the current share price is significantly below the replacement cost of its assets (estimated by the Issuer to be US$1,100 per tonne (source : Methanex Investor Presentation May 2018), the Reporting Persons’ view is that:

●

any and all surplus capital outside the proposed modest capital expenditures targeted towards the issuer’s Chilean assets should be solely directed towards share buybacks until the share price appreciates beyond the replacement cost of the Issuer’s assets which based on the company’s own disclosure equates to as much as double the current share price;

●	that every share purchased at a discount to the replacement cost of the Issuer’s assets accretes significant value to all shareholders equally; and

●

there should be no cash retained on the balance sheet beyond what is required to maintain the existing portfolio of assets to a high standard (which the Reporting Persons estimate conservatively to be a maximum of $200m).

CUSIP No. 59151K108	13D	Page 5 of 8 Pages

If, as a result of these actions over the medium term, the share price still does not reflect at least the Issuer’s replacement cost of its assets then the Issuer should undertake a strategic review to either high grade the portfolio by selling assets that can be realised at a price materially above the value implied by the Issuer’s current equity value and use the proceeds to buy back shares or sell the whole business in order to realise its value.

The Reporting Persons note that the Issuer has in the past undertaken significant share buybacks at valuations below replacement cost, resulting in significant subsequent value accretion for shareholders. With this experience and history in mind, the Reporting Persons would reiterate this to be the only sensible strategy for the Issuer in the short term.”

Item 5. Interest in Securities of the Issuer.

(a)

M&G Investment Management Limited (MAGIM) beneficially owns 12,827,152 shares of Common Stock, which represents approximately 16.12% of 79,558,144 outstanding shares of Common Stock of Methanex, as published by the company on July 24, 2018.

(b)	M&G Investment Management Limited (MAGIM) has sole voting and investment discretion with respect to the shares.

(c)	The table below details all transactions since the last 13D filed, on behalf of the Reporting Persons identified above on June 28, 2018, until the date of this filling

Disposer	Trade Date	Transaction Type	Amount of Shares	Price Per Share	Where/How Effected
MAGIM	29-Jun-18	Sale	8,223	69.57643	On market sell
MAGIM	29-Jun-18	Sale	65,000	71.22823	On market sell
MAGIM	02-Jul-18	Sale	21,967	70.13929	On market sell
MAGIM	03-Jul-18	Sale	13,033	70.71331	On market sell
MAGIM	05-Jul-18	Sale	77,762	71.05919	On market sell
MAGIM	06-Jul-18	Sale	22,238	71.01693	On market sell
MAGIM	09-Jul-18	Sale	80,000	72.13474	On market sell
MAGIM	09-Jul-18	Sale	20,000	72.13474	On market sell
MAGIM	02-Aug-18	Purchase	3,515	68.70662	On market purchase
MAGIM	15-Aug-18	Sale	10,284	69.42363	On market sell
MAGIM	23-Aug-18	Sale	13,073	73.89429	On market sell
MAGIM	24-Aug-18	Sale	67,842	74.09120	On market sell
MAGIM	27-Aug-18	Sale	19,085	74.95893	On market sell
MAGIM	28-Aug-18	Sale	45,000	75.44302	On market sell
MAGIM	29-Aug-18	Sale	11,000	74.73599	On market sell
MAGIM	31-Aug-18	Sale	3,515	72.75209	On market sell
MAGIM	13-Sep-18	Sale	44,000	76.54915	On market sell
MAGIM	14-Sep-18	Sale	10,000	75.95166	On market sell
MAGIM	17-Sep-18	Sale	25,000	76.45356	On market sell
MAGIM	18-Sep-18	Purchase	39,562	76.40000	On market purchase
MAGIM	18-Sep-18	Sale	39,562	76.40000	On market sell
MAGIM	18-Sep-18	Sale	90,490	76.75295	On market sell
MAGIM	19-Sep-18	Sale	229,510	77.80504	On market sell

CUSIP No. 59151K108	13D	Page 6 of 8 Pages

MAGIM	20-Sep-18	Sale	100,000	78.52735	On market sell
MAGIM	25-Sep-18	Sale	195	80.11940	On market sell
MAGIM	25-Sep-18	Sale	95,986	80.11940	On market sell
MAGIM	28-Sep-18	Sale	10,079	79.89084	On market sell
MAGIM	28-Sep-18	Sale	21	79.89084	On market sell
MAGIM	01-Oct-18	Sale	414	80.09664	On market sell
MAGIM	01-Oct-18	Sale	203,586	80.09664	On market sell
MAGIM	01-Oct-18	Sale	25,000	80.16333	On market sell

CUSIP No. 59151K108	Page 7 of 8 Pages

(d)

To the best knowledge of the reporting persons, no person other than the reporting persons identified in this schedule 13D have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned identified herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 59151K108	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 02, 2018

M&G Investment Management Limited

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations

M&G GLOBAL DIVIDEND FUND

By: M&G Investment Management Limited, its manager

By:
Mark Thomas, Head of M&G Regional Shareholder Disclosures, Investment Operations